SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at February 8, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 8, 2006

* Print the name and title of the signing officer under his signature
-------
Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641-1366 Fax 604 641-1377 www.greatchinamining.com

--------------------------------------------------------------------------------------------------------------------------------------------------------------------

INITIAL RESOURCE ESTIMATE SHOWS XIETONGMEN IS A
SIGNIFICANT HIGH GRADE COPPER-GOLD DEPOSIT

February 8, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce the positive results of an initial mineral resource estimate for the recently discovered Xietongmen copper-gold deposit, located 240 kilometres from the city of Lhasa in Tibet, People's Republic of China. Continental is the operator of the programs on the property and has now completed, subject to a normal course review of the expenditures and payments, its first option earn-in requirements to acquire 50% of the parent holding company that owns 100% of the Xietongmen Project. Continental intends to complete the expenditures required to earn an additional 10% (second option), for a combined 60% interest, in 2006.

This initial resource estimate demonstrates that Xietongmen is a significant porphyry copper-gold deposit with high copper and gold grades. The deposit remains open in all directions - in particular, to the north, east and south - so there is excellent potential to expand the mineral resource. Delineation drilling, utilizing six rigs, is planned to resume later this month.

The Xietongmen deposit's current measured resources and additional inferred resources at various cut-off grades are summarized below:

MEASURED MINERAL RESOURCES

Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
0.30	130.7	0.44	0.65	0.81	1,268	2.73
0.50	106.3	0.49	0.73	0.91	1,148	2.49
0.70	79.7	0.54	0.81	1.01	948	2.07

INFERRED MINERAL RESOURCES

Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
0.30	41.2	0.37	0.50	0.66	336	0.66
0.50	28.8	0.43	0.59	0.78	273	0.55
0.70	16.2	0.50	0.71	0.91	179	0.37

Note 1 By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)
Note 3 A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.

The resource estimate is based on drill core assay results from 62 vertical holes (21,000 metres) drilled at a 50-metre spacing over an area of approximately 900 metres northwest-southeast by 400 metres northeast-southwest. The maximum thickness of the mineralized interval is 250 metres, and it averages 200 metres. There is strong continuity to the mineralization both laterally and vertically within the deposit. A plan map and longitudinal and cross sections of the Xietongmen deposit are available for viewing on the companies' websites: www.continentalminerals.com and www.greatchinamining.com.

The estimate was prepared by Continental staff and audited by Gregory Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by Canadian regulatory rule NI 43-101. The resource was estimated using ordinary kriging, employing a cut of top values to 5 g/t for gold and 2.0% for copper. A technical report, detailing the resource estimate, will be filed on www.sedar.com in 45 days.

A substantial program is planned for the Xietongmen Project in 2006, including significant drilling, baseline environmental and socioeconomic studies, resource estimates, metallurgical testing and mine planning. The goal is to fully delineate the Xietongmen deposit and to collect the engineering, environmental and socioeconomic data necessary to complete a feasibility study for the Project in 2007. Exploration of additional targets that have been identified will also be carried out. In conjunction with these activities, the community engagement program will be expanded with the long term objective to ensure that the project provides direct, tangible benefits for local communities.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel: 604 684-6365 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641-1366 ww.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Measured and Inferred Resources

This news release also uses the terms "measured resources" and "inferred resources". Continental Minerals Ltd. and Great China Mining Inc. advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.